

June 2, 2021

<u>Via Federal Express</u>

Ms. Jeanette Marshall
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-0001

Re: ***Cboe EDGA Exchange, Inc.***
         Form 1 Amendment

Dear Ms. Marshall:

On behalf of Cboe EDGA Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibit[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit C currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Kyle Murray

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 2:00pm on 06/02/21

Enclosures

---

[1] See Attachment for a comprehensive list of updates to Exhibit C

Attachment

Summary of changes made to Exhibit C:

- Cboe Data and Access Solutions China, LLC was added
- Cboe Fixed Income Markets, LLC was added

Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION** **FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE** **OR EXEMPTION FROM REGISTRATION PURSUANT TO** **SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **06/02/21**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.


INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS


☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe EDGA Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
    400 South LaSalle Street
    Chicago, Illinois 60605

    21000408

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
    (913) 815-7000   (913) 815-7119
    (Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
    Kyle Murray   VP, Associate General Counsel, Cboe EDGA Exchange, Inc.   (913) 815-7121
    (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
    Pat Sexton
    400 S. LaSalle Street
    Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation _____ Sole Partnership _____ Partnership
    _____ Limited Liability Company _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
    (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:

The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 06/02/21   Cboe EDGA Exchange, Inc.
            (MM/DD/YY)   (Name of Applicant)

By: _Kyle Murray_ [signature executed at 2:00pm on 06/02/21]   Kyle Murray, VP, Associate General Counsel
    (Signature)   (Printed Name and Title)

Subscribed and sworn before me this __see header__ day of _see header__, __see header___ by ___see header__
                                                    (Month)   (Year)   (Notary Public)

My Commission expires ___see header_____ County of __see header_____ State of see header_____


This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.


Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1.   Name and address of organization.

2.   Form of organization (e.g., association, corporation, partnership, etc.).

3.   Name of state and statute citation under which organized. Date of incorporation in present form.

4.   Brief description of nature and extent of affiliation.

5.   Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6.   A copy of the constitution.

7.   A copy of the articles of incorporation or association including all amendments.

8.   A copy of existing by-laws or corresponding rules or instruments.

9.   The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

10.   An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response: Please see below responses for the following entities:

A.   **Bats Global Markets Holdings, Inc.**

1.   *Name*: Bats Global Markets Holdings, Inc.
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on June 29, 2007.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100%
        of the membership interests of Bats Global Markets Holdings, Inc. Bats Global
        Markets Holdings, Inc. is the Exchange's 100% owner.

5.   *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is
        an intermediate holding company.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Ed Tilly
        - Brian Schell

        Current Officers
        - Ed Tilly (President and Chief Executive Officer)
        - Jen Browning (Vice President)
        - Jill Griebenow (Vice President)
        - Chris Isaacson (Vice President)
        - Jackie Hancock (Vice President and Controller)
        - Emily Mitchell (Vice President)
        - Brian Schell (Treasurer)
        - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

B.   **Direct Edge LLC**

1.   *Name*: Direct Edge LLC
       Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5.   *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   Copy of existing by-laws or corresponding rules or instruments: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       - None

       Current Officers
       - Ed Tilly (President and Chief Executive Officer)
       - Jill Griebenow (Vice President)
       - Chris Isaacson (Vice President)
       - Jackie Hancock (Vice President and Controller)
       - Emily Mitchell (Vice President)
       - Brian Schell (Treasurer)
       - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Cboe BZX Exchange, Inc.

1. *Name*: Cboe BZX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BZX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Global Client Services)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (SVP, Head of Business Optimization)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- John Palmer (VP, Business Development)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D.   Cboe BYX Exchange, Inc.

1.   *Name*: Cboe BYX Exchange, Inc.
       Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5.   *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   Copy of articles of incorporation or association and amendments: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      • Ed Tilly
      • Bruce Andrews
      • Kevin Murphy
      • Jill Sommers
      • David Roscoe
      • Scott Wagner

      Current Officers
      • Ed Tilly (President and Chief Executive Officer)
      • Alexandra Albright (SVP, Chief Compliance Officer)
      • Jen Browning (VP, Head of Human Resources)
      • Kevin Carrai (VP, Market Data and Access Services)
      • Brittany Carter (VP, Financial Planning and Analysis)
      • Cole Chmielewski (Vice President, Operations)
      • Catherine Clay (EVP, Head of Data and Access Solutions))
      • Gary Compton (VP, Communications)
      • Jeff Connell (VP, Deputy Chief Regulatory Officer)
      • Brent Coonrod (VP, Software Engineering)
      • Arianne Criqui (SVP, Head of Options and Global Client Services)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (SVP, Head of Business Optimization)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- John Palmer (VP, Business Development)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

E.   Cboe EDGX Exchange, Inc.

1.   *Name*: Cboe EDGX Exchange, Inc.
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.   *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.   *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Bruce Andrews
      - Kevin Murphy
      - Jill Sommers
      - David Roscoe
      - Scott Wagner

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Alexandra Albright (SVP, Chief Compliance Officer)
      - Jen Browning (VP, Head of Human Resources)
      - Kevin Carrai (VP, Market Data and Access Services)
      - Brittany Carter (VP, Financial Planning and Analysis)
      - Cole Chmielewski (Vice President, Operations)
      - Catherine Clay (EVP, Head of Data and Access Solutions))
      - Gary Compton (VP, Communications)
      - Jeff Connell (VP, Deputy Chief Regulatory Officer)
      - Brent Coonrod (VP, Software Engineering)
      - Arianne Criqui (SVP, Head of Options and Global Client Services)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (SVP, Head of Business Optimization)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- John Palmer (VP, Business Development)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. **Cboe Exchange, Inc.**

1. *Name*: Cboe Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February 8, 1972.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers
   - David Roscoe
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Global Client Services)
   - Eric Crampton (SVP, CTO)

- Gina DeRaimo (SVP, Head of Business Optimization)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- John Palmer (VP, Business Development)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

Indemnity Committee
- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G.   Cboe C2 Exchange, Inc.

1.   *Name*: Cboe C2 Exchange, Inc.
        Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21,
        2009.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered
        national securities exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Ed Tilly
        - Bruce Andrews
        - Kevin Murphy
        - Jill Sommers
        - David Roscoe
        - Scott Wagner

        Current Officers
        - Ed Tilly (President and Chief Executive Officer)
        - Alexandra Albright (SVP, Chief Compliance Officer)
        - Jen Browning (VP, Head of Human Resources)
        - Kevin Carrai (VP, Market Data and Access Services)
        - Brittany Carter (VP, Financial Planning and Analysis)
        - Cole Chmielewski (Vice President, Operations)
        - Catherine Clay (EVP, Head of Data and Access Solutions))
        - Gary Compton (VP, Communications)
        - Jeff Connell (VP, Deputy Chief Regulatory Officer)
        - Brent Coonrod (VP, Software Engineering)
        - Arianne Criqui (SVP, Head of Options and Global Client Services)

- Eric Crampton (SVP, CTO)
- Gina DeRaimo (SVP, Head of Business Optimization)
- John Deters (EVP, Chief Strategy Officer)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Stacie Fleming (SVP, Marketing and Communications)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (SVP, International Expansion and Business Development)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dennis O'Callahan (VP, Multi-Asset Product Development)
- Dan Overmyer (VP, Options Regulation)
- John Palmer (VP, Business Development)
- Hemang Patel (VP, Project Management)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Omarr Woodhouse (VP, Operations)
- Troy Yeazel (SVP, Operations)
- Umesh, Yerram (VP, Chief Information Security Officer)

<u>Standing Committees</u>

<u>Executive Committee</u>
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

<u>Regulatory Oversight Committee</u>
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H.   Cboe Trading, Inc.

1.   *Name*: Cboe Trading, Inc.
       Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Delaware under Section 101 of the General Corporation Law of
       the State of Delaware on June 16, 2005.

4.   *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-
       owned by Bats Global Markets Holdings, Inc., which is also the Exchange's
       100% owner.

5.   *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer
       registered as such with the Securities and Exchange Commission and a member of
       the Financial Industry Regulatory Authority and other self-regulatory
       organizations. Cboe Trading, Inc. provides routing of orders from the Exchange
       Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX
       Exchange, Inc. to other securities exchanges, facilities of securities exchanges,
       automated trading systems, electronic communication networks or other broker-
       dealers.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       - Chris Isaacson
       - Brian Schell

       Current Officers
       - Jackie Hancock (FINOP, Treasurer)
       - Bryan Upp (Chief Compliance Officer)
       - Troy Yeazel (President)
       - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

I.   Omicron Acquisition Corp.

1.   *Name*: Omicron Acquisition Corp.
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Delaware under Section 101 of the General Corporation Law of
        the State of Delaware on February 7, 2011.

4.   *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is
        wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the
        Exchange.

5.   *Brief description of business or functions*: Omicron Acquisition Corp. is an
        intermediate holding company of Cboe Worldwide Holdings Limited.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • Brian Schell

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Jill Griebenow (Vice President)
        • Jackie Hancock (Vice President and Controller)
        • Chris Isaacson (Vice President)
        • Emily Mitchell (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

J.   Cboe FX Holdings, LLC

1.   *Name*: Cboe FX Holdings, LLC
        Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • None

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Jill Griebenow (Vice President)
        • Bryan Harkins (Vice President)
        • Jackie Hancock (Vice President and Controller)
        • Chris Isaacson (Vice President)
        • Emily Mitchell (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K.   **Cboe FX Markets, LLC**

1.   *Name*: Cboe FX Markets, LLC
       Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4.   *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • None

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Alexandra Albright (Chief Compliance Officer)
       • Eric Crampton (SVP, CTO)
       • John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
       • James Enstrom (SVP, Chief Audit Executive)
       • Todd Furney (Chief Risk Officer)
       • Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
       • Jill Griebenow (SVP & Chief Accounting Officer)
       • Jackie Hancock (VP, Controller)
       • Bryan Harkins (EVP, Head of Markets Division)
       • Greg Hoogasian (SVP, Chief Regulatory Officer)
       • Chris Isaacson (EVP)
       • Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
       • Andrew Lowenthal (EVP, International Expansion and Business Development)
       • Brian Schell (EVP, CFO and Treasurer)

- J. Patrick Sexton (EVP, General Counsel, and Secretary)
- Lisa Shemie (VP, Associate General Counsel and Cboe FX Chief Legal Officer)
- Jonathan Weinberg (Vice President, Head of FX)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Cboe FX Services, LLC

1. *Name*: Cboe FX Services, LLC
    Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*:   No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - None

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - Jill Griebenow (Vice President)
    - Bryan Harkins (Vice President)
    - Jackie Hancock (Vice President and Controller)
    - Chris Isaacson (Vice President)
    - Andrew Lowenthal (Vice President)
    - Emily Mitchell (Vice President)
    - Brian Schell (Treasurer)
    - J. Patrick Sexton (Secretary)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M. **Cboe FX Europe Limited**

1. *Name*: Cboe FX Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. **Cboe FX Asia Pte. Limited**

1. *Name*: Cboe FX Asia Pte. Limited
   Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in Singapore under the Companies Act (Cap. 50) on February 23,
   2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is
   wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the
   Exchange.

5. *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an
   institutional spot foreign exchange market.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Ng Lip Chih (Singapore Nominee)

   Current Officers
   - Ed Tilly (President)
   - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
   - Tan Zhe Lei, Secretary (Allen & Gledhill)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

O.   **Cboe Europe Limited**

1.   *Name*: Cboe Europe Limited
      Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Company Limited by Shares.

3.   *Name of state, statute under which organized and date of incorporation*:
      Incorporated in England and Wales under the Companies Act 1985 on March 28,
      2008.

4.   *Brief description of nature and extent of affiliation*: Cboe Europe Limited is
      wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the
      Exchange.

5.   *Brief description of business or functions*: Cboe Europe Limited is recognized as
      a Recognized Investment Exchange in the United Kingdom under the Financial
      Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of
      European equity securities.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Richard Balarkas
      - Eleanor Beasley
      - Julian Corner
      - Angelo Evangelou
      - Rebecca Fuller
      - Ted Hood
      - Dave Howson
      - Kristian West
      - John Woodman

      Current Officers
      - Dave Howson (Chief Executive Officer)
      - Antonio Amelia (Secretary)
      - Jerry Avenell (Co-Head Sales)
      - Alex Dalley (Co-Head Sales)
      - Nick Dutton (Chief Regulatory Officer)
      - Tim Lipscomb (Chief Operations Officer)

- Stephanie Renner (CFO)
- Karl Spielmann (Chief Legal Officer)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Rebecca Fuller
- Ted Hood

Remuneration Committee
- Rebecca Fuller
- Kristian West
- John Woodman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. **Cboe Chi-X Europe Limited**

1. *Name*: Cboe Chi-X Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited
   is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly
   owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is
   authorized in the United Kingdom under the Financial Services and Markets Act
   2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20,
   2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe
   Limited operates the smart order router that is needed for the routing strategies
   deployed by Cboe Europe Limited. As of November 2018 this company remains
   dormant.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   • Dave Howson

   Current Officers
   • Dave Howson (Chief Executive Officer)
   • Antonio Amelia (Secretary)
   • Stephanie Renner (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

Q.   **Cboe SEF, LLC**

1.   *Name*: Cboe SEF, LLC
       Address: 17 State Street, 31ˢᵗ Floor, New York, NY 10004

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4.   *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Alexandra Albright (Senior Vice President and Chief Compliance Officer)
       • Jennifer Browning (Vice President, Human Resources)
       • Brittany Carter (VP, Financial Planning and Analysis)
       • Gary Compton (Vice President, Corporate Communications)
       • Eric Crampton (SVP, CTO)
       • John Deters (EVP, Chief Strategy Officer)
       • James Enstrom (Senior Vice President & Chief Audit Executive)
       • Angelo Evangelou (SVP, Chief Policy Officer)
       • Todd Furney (VP, and Chief Risk Officer)
       • Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
       • Jill Griebenow (SVP & Chief Accounting Officer)
       • Jackie Hancock (Vice President & Controller)
       • Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
       • Dave Howson (EVP & President, Cboe Europe and Asia Pacific)
       • Chris Isaacson (Executive Vice President & COO)

- Andrew Lowenthal (Executive Vice President, International Expansion and Business Development)
- Stephanie Marrin Lara (Vice President and Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Lisa Shemie (Vice President, Associate General Counsel & Cboe SEF Chief Legal Officer)
- Jon Weinberg (Vice President, Head of FX)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (Vice President, FX Chief Operating Officer)

Managers
- Ed Tilly
- Gilbert Bassett, Jr.
- Michael Gorham
- James Parisi
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. **Cboe Worldwide Holdings Limited**

1. *Name*: Cboe Worldwide Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong Limited, Cboe UK Limited, Cboe FX Asia Pte. Limited, and IndexPubs S.A.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S.   **Cboe Global Markets, Inc.**

1.   *Name*: Cboe Global Markets, Inc.
        Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August
        15, 2006.

4.   *Brief description of nature and extent of affiliation*: Cboe Bats, LLC is a wholly-
        owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments:* No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • William Farrow
        • Edward Fitzpatrick
        • Ivan Fong
        • Janet Froetscher
        • Jill Goodman
        • Alexander Matturi
        • Jennifer McPeek
        • Roderick Palmore
        • James Parisi
        • Joe Ratterman
        • Michael Richter
        • Jill Sommers
        • Eugene Sunshine
        • Fredric Tomczyk

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Catherine Clay (EVP, Head of Data and Access Solutions)
        • Eric Crampton (EVP, Chief Technical Officer)
        • John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)

- Jill Griebenow (SVP & Chief Accounting Officer)
- Bryan Harkins (EVP, Head of Markets Division)
- Dave Howson (EVP, President Europe and Asia Pacific)
- Chris Isaacson (EVP and COO)
- Brian Schell (EVP, and CFO)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi
- Fredric Tomczyk

Audit Committee
- William Farrow
- Jennifer McPeek
- Michael Richter
- James Parisi
- Alexander Matturri

Nominating and Governance Committee
-
- Jill Goodman
- Roderick Palmore
- Jill Sommers
- Eugene Sunshine
- Janet Froetscher

Finance and Strategy Committee
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Fredric Tomzcyk

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Ivan Fong

Indemnity Committee
- Ed Tilly

<u>ATS Oversight Committee</u>
- Jennifer McPeek
- Jamie Parisi
- Joseph Ratterman

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T.   <u>**Cboe Futures Exchange, LLC**</u>

1.   *Name*: Cboe Futures Exchange, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Gilbert Bassett, Jr.
   - Michael Gorham
   - James Parisi
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP and Chief Compliance Officer)
   - Jennifer Browning (VP, Human Resources)
   - Kevin Carrai (Vice President, Connectivity, Data & Member Services)
   - Brittany Carter (VP, Financial Planning and Analysis)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (EVP, Head of Data and Access Solutions))
   - Gary Compton (VP, Corporate Communications)
   - Eric Crampton (SVP, CTO)
   - Arianne Criqui (SVP, Head of Options and Global Client Services)
   - John Deters (Executive Vice President, Chief Strategy Officer)

- James Enstrom (Senior Vice President & Chief Audit Executive)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Jackie Hancock (Vice President and Controller)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Dave Howson (EVP and President, Cboe Europe and Asia Pacific)
- Chris Isaacson (Executive Vice President, COO)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, Business Development)
- Michael Mollet (VP, Head of Futures)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Troy Yeazel (Senior Vice President, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)

Standing Committees

Executive
- Ed Tilly
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U.   Cboe Building Corporation

1.   *Name*: Cboe Building Corporation
        Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8,
        1980.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Owns facility used by Cboe Global
        Markets, Inc.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • Brian Schell

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Jill Griebenow (Vice President
        • Jackie Hancock (Vice President and Controller)
        • Chris Isaacson (Vice President)
        • Marc Magrini (Vice President)
        • Emily Mitchell (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

V.   Cboe, LLC

1.   *Name*: Cboe, LLC
      Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      August 22, 2001.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe, LLC is a limited liability
      company member of OneChicago, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Brian Schell

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Catherine Clay (Vice President)
      - Jill Griebenow (Vice President)
      - Jackie Hancock (Vice President and Controller)
      - Chris Isaacson (Vice President)
      - Emily Mitchell (Vice President)
      - Brian Schell (Treasurer)
      - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

W. **Cboe III, LLC**

1. *Name*: Cboe III, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in
   Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebnow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

X. **Cboe Bats, LLC**

1. *Name*: Cboe Bats, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell
   - Chris Isaacson

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (VP, Operations)
   - Catherine Clay (EVP, Head of Data and Access Solutions)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (Vice President, Software Engineering)
   - Eric Crampton (SVP, CTO)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Gina DeRaimo (SVP, Head of Business Optimization)
   - John Deters (EVP, Chief Strategy Officer)
   - Laura Dickman (VP, Associate General Counsel)
   - James Enstrom (SVP, Chief Audit Executive)
   - Angelo Evangelou (SVP, Market Policy and Government Affairs)

- Carmen Frazier Brannan (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Gerald Hanweck (Vice President, Technology)
- Bryan Harkins (EVP, Head of Markets Division)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- David Howson (EVP and President, Europe and Asia Pacific)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Michael Izhaky (Vice President, Head of Capital Effectiveness)
- Brett Johnson (VP, Software Engineering)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (SVP, Global Expansion & Business Development, Global Strategy))
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, Head of Futures)
- Anthony Montesano (VP, Derivatives, Head of Market Structure)
- Laura Morrison (SVP, Global Head of Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Lindsey Praechter (Vice President, Marketing)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Lisa Shemie (VP, Associate General Counsel, Cboe FX and Cboe SEF Chief Legal Officer)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Jonathan Weinberg (Vice President, Head of FX)
- Troy Yeazel (SVP, Operations)
- Umesh Yerram (VP, Chief Information Security Officer)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y.   **Cboe Livevol, LLC**

1.   *Name*: Cboe Livevol, LLC
       Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       May 29, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Livevol, LLC provides equity
       and index options technology for professional and retail traders, which includes
       options strategy backtesting, trade analysis and volatility modeling technologies
       and historical data.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Andrew Lowenthal
       • John Deters
       • Catherine Clay

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Alexandra Albright (Chief Compliance Officer)
       • Brent Coonrod (Vice President)
       • Catherine Clay (Vice President)
       • Eric Crampton (Vice President)
       • John Deters (Vice President)
       • James Enstrom (Vice President, Chief Audit Executive)
       • Todd Furney (Chief Risk Officer)
       • Jennifer Golding (Vice President)
       • Jill Griebenow (Vice President)
       • Jackie Hancock (Vice President and Controller)
       • Chris Isaacson (Vice President)
       • Andrew Lowenthal (Vice President)

- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z.   Cboe UK Limited

1.   *Name*: Cboe UK Limited
        Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Limited Company.

3.   *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Marketing and business development services.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • Dave Howson

       Current Officers
       • None

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA. **Cboe Vest, LLC**

1. *Name*: Cboe Vest, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Eris Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB.   Loan Markets, LLC

1.   *Name*: Loan Markets, LLC
      Address: 400 S. LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      May 11, 2015.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Holding company for investment in
      American Financial Exchange, LLC.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - John Deters
      - Brian Schell

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - John Deters (Vice President)
      - Jill Griebenow (Vice President)
      - Jackie Hancock (Vice President and Controller)
      - Chris Isaacson (Vice President)
      - Andrew Lowenthal (Vice President)
      - Emily Mitchell (Vice President)
      - Brian Schell (Treasurer)
      - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

CC. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   Address: 400 South LaSalle Street Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market
   data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD.   **Signal Trading Systems, LLC**

1.   *Name*: Signal Trading Systems, LLC
        Address: 400 South LaSalle Street, Chicago, Illinois 60605

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        May 13, 2010.

4.   *Brief description of nature and extent of affiliation*: Fifty percent (50%)
        subsidiary of Cboe Exchange, Inc.

5.   *Brief description of business or functions:* Signal Trading Systems, LLC
        developed and markets a multi-asset front-end order entry system known as
        "Pulse".

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*: There are no directors or officers of
        Signal Trading Systems, LLC.

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

EE.   **Cboe Vest Group, Inc.**

1.   *Name*: Cboe Vest Group, Inc.
      Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2.   *Form of organization*: Corporation.

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2,
      2015.

4.   *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of
      Cboe Vest, LLC.

5.   *Brief description of business or functions:* Through its subsidiaries, provides
      options-based investment advisory services.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: No changes.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - John Deters
      - Karan Sood
      - Catherine Clay

      Current Officers
      - Karan Sood (Chief Executive Officer)
      - Jeffrey Chang (Chief Financial Officer)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable

FF. **Cboe Hong Kong Limited**

1. *Name*: Cboe Hong Kong Limited
   Address: 66th Floor, The Center, 99 Queen's Road, Central, Jong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   • Andy Lowenthal

   Current Officers
   • Consec Services Limited
   • Arianne Criqui (Vice President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG.   Cboe Silexx, LLC

1.   *Name*: Cboe Silexx, LLC
      Address: 400 South LaSalle Street, Chicago, IL 60605

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      October 16, 2017.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx
      order execution management system business.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Ed Tilly
      • John Deters
      • Brian Schell

      Current Officers
      • Ed Tilly (President and Chief Executive Officer)
      • Alexandra Albright (Chief Compliance Officer)
      • Catherine Clay (Vice President)
      • Brent Coonrod (Vice President)
      • Eric Crampton (Vice President)
      • John Deters (Vice President)
      • James Enstrom (Chief Audit Executive)
      • Todd Furney (Chief Risk Officer)
      • Jennifer Golding (Vice President)
      • Jill Griebenow (Vice President)
      • Jackie Hancock (Vice President and Controller)
      • Chris Isaacson (Vice President)
      • Emily Mitchell (Vice President)
      • Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH. Digital Asset Benchmark Administration, LLC

1. *Name*: Digital Asset Benchmark Administration, LLC
    Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark
    Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - John Deters

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - Alexandra Albright (Chief Compliance Officer)
    - Catherine Clay (Vice President)
    - Eric Crampton (Vice President)
    - John Deters (Vice President)
    - James Enstrom (Vice President and Chief Audit Executive)
    - Todd Furney (Chief Risk Officer)
    - Jennifer Golding (Vice President))
    - Jill Griebenow (Vice President)
    - Jackie Hancock (Vice President and Controller)
    - Chris Isaacson (Vice President)
    - Emily Mitchell (Vice President)
    - Brian Schell (Treasurer)
    - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II.   **CBOE Europe B.V.**

1.   *Name*: CBOE Europe B.V.
        Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2.   *Form of organization*: Private Company Limited by Shares

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in the United Kingdom on August 1, 2018.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe
        Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions:* The business is very broad,
        encompassing the operation of a regulated market and an approved publication
        arrangement, and all other businesses that may be ancillary or useful for the above
        operations

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Ade Cordell
        • Ruben Hilhorst
        • Dave Howson
        • Jenny Trahant

        Current Officers
        • Ade Cordell
        • Ruben Hilhorst (Head of Compliance)
        • Jenny Trahant (Operations Manager)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

JJ. **Cboe Off-Exchange Services, LLC**

1. *Name*: Cboe Off-Exchange Services, LLC
   Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vive President)
   - Chis Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK.   **Cboe Global Indices, LLC**

1.   *Name*: Cboe Global Indices, LLC
         Address: 400 South LaSalle Street, Chicago, IL 60605

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • Ed Tilly
        • Brian Schell
        • Catherine Clay

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Alexandra Albright (Vice President and Chief Compliance Officer)
        • Catherine Clay (Vice President)
        • Eric Crampton (Vice President)
        • James Enstrom (Vice President and Chief Audit Executive)
        • Todd Furney (Vice President and Chief Risk Officer)
        • Jennifer Golding (Vice President and Chief Litigation Officer)
        • Jill Griebenow (Vice President)
        • Jackie Hancock (Vice President and Controller)
        • Rob Hocking (Vice President)
        • Chris Isaacson (Vice President)
        • Emily Mitchell (Vice President)
        • Brian Schell (Treasurer)
        • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL.   Cboe Europe Indices Limited

1.   *Name*: Cboe Europe Indices Limited
         Address: 5th Floor, The Monument Building
         11 Monument Street, London EC3R 8AF, United Kingdom

2.   *Form of organization*: Private Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
         Incorporated in England and Wales under the Companies Act 1985 on July 17,
         2019.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
         Cboe Worldwide Holdings Limited.

5.   *Brief description of business or functions:* Cboe Europe Indices Limited has
         applied with the FCA to operate as a Benchmark administrator in the UK and
         Europe. Once approved, the company intends to transfer the existing European
         benchmark administrator business from Cboe Europe Limited (which is current an
         authorized benchmark administrator) to Cboe Europe Indices Limited. It also
         intends to apply to the FCA to endorse Cboe global indices in accordance with the
         EU benchmark regulation.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
         and persons performing similar functions*:

         Current Directors
         • Dave Howson
         • Stephanie Renner

         Current Officers
         • Antonio Amelia (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
         the applicant during previous year*: Not applicable.

MM. **Cboe Switzerland GmbH**

1.   *Name*: Cboe Switzerland GmbH
        Address: c/o Format A AG
        Pfingstweidstrasse 102b 8005 Zurich

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Switzerland under Article 777c and Article 633, November 18,
        2019.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Worldwide Holdings Limited.

5.   *Brief description of business or functions:* Operate an electronic trading platform
        for financial contracts and instruments as well as to provide services in this
        business are to Group affiliate.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors

        Managers
        • Bryan Harkins
        • Lisa Shemie
        • Roman Sturzenegger
        • Jonathan Weinberg

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

NN.   **Hanweck Associates, LLC**

1.   *Name*: Hanweck Associates, LLC
        Address: 77 Battery Place #916
        New York, NY 10280

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated under provisions of the New York State Limited Liability Company
        Law on November 25, 2003.

4.   *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary
        acquired by Cboe Global Markets, Inc. on February 3, 2020.

5.   *Brief description of business or functions:* The Company is organized for the
        purpose of engaging in any lawful activity for which limited liability companies
        may be organized under the Act.

6.   *Copy of constitution*: No changes.

7.   *Copy of articles of incorporation or association and amendments*: Not
        applicable.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Managers
        - Ed Tilly
        - Chris Isaacson
        - Brian Schell

        Current Officers
        - Ed Tilly (President and CEO)
        - Alexandra Albright (Vice President and Chief Compliance Officer)
        - Catherin Clay (Vice President)
        - Eric Crampton (Vice President)
        - John Deters (Vice President)
        - Jim Enstrom (Vice President and Chief Audit Executive)
        - Todd Furney (Vice President and Chief Risk Officer)
        - Jennifer Golding (Vice President and Chief Litigation Officer)
        - Jill Griebenow (Vice President)
        - Jackie Hancock (Vice President and Controller)
        - Gerald Hanweck (Vice President)
        - Rob Hocking (Vice President)

- Chris Isaacson (Chief Operating Officer)
- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO.   **Hanweck Associates Pte. Ltd.**

1.   *Name*: Hanweck Associates Pte. Ltd.
       Address: 8 Wilkie Road #30-01 Wilkie Edge
       Singapore 228095

2.   *Form of organization*: Private Company Limited by Shares

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4.   *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd. is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6.   *Copy of constitution*: No changes.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • Ng Lip Chih
       • Ed Tilly

       Current Officers
       • Ang Yee Koon Daphne
       • Tan Zhe Lei

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

PP.   Hanweck Associates Limited

1. *Name*: Hanweck Associates Limited
   Address: 42-46 Fountain Street
   Belfast, Northern Ireland, United Kingdom BT1 5EF

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated under the Companies Act of 2006 on May 20, 2015.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited
   is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary
   of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which private companies may be
   organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officer
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

QQ. **Cboe Europe Indices B.V.**

1. *Name*: Cboe Europe Indices B.V.
   Address: Gustav Mahlerlaan 1212, 1081LA Amsterdam

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ade Cordell
   - Joe Green
   - Ruben Hilhorst
   - Dave Howson

   Current Officer
   - Ade Cordell
   - Joe Green
   - Ruben Hilhorst

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

RR. **Cboe Canada Holdings, ULC**

1. *Name*: Cboe Canada Holdings, ULC
   Address: Suite 2600, Three Bentall Centre
   595 Burrard Street, Vancouver BC V7X 1L3 Canada

2. *Form of organization*: Unlimited Liability Corporation

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated under the Business Corporation Act on April 22, 2020.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited
   is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary
   of Bats Global Markets Holdings.

5. *Brief description of business or functions:* Cboe Canada Holdings, ULC is an
   intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officer
   - Ed Tilly (President and CEO)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

SS.   **European Central Counterparty N.V.**

1.   *Name*: European Central Counterparty N.V. (aka EuroCCP)
       Address: Strawinskylaan 1847, Tower I, Level 3
       1077 XX Amsterdam, Netherlands

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated per Amsterdam statutes on February 28th, 2007.

4.   *Brief description of nature and extent of affiliation*: European Central
       Counterparty N.V. was acquired by Cboe Worldwide Holdings Limited, which is
       an affiliate of the Exchange.

5.   *Brief description of business or functions:* The European Central Counterparty
       N.V. was formed to provide equities clearing and settlement services throughout
       Europe

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Supervisory Board
       • John Deters
       • Dave Howson
       • Stephanie Renner
       • Clotilde Bouchet (Independent)
       • Peter Bezemer (Independent)

       Management Board
       • Cecile Nagel
       • Arnoud Siegmann

       Current Officer
       • Cecile Nagel (CEO)
       • Arnoud Siegmann (Chief Risk Officer)
       • Tom Zydenbos (Chief Financial Officer)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

TT. **TriAct Canada Marketplace LP**

1. *Name*: TriAct Canada Marketplace LP
   Address: 130 King Street West, Suite 1050
   Toronto, Ontario Canada

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated under the Nova Scotia Companies Act on January 31, 2005.

4. *Brief description of nature and extent of affiliation*: TriAct Canada Marketplace
   LP is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron
   Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets
   Holdings.

5. *Brief description of business or functions:* The TriAct Canada Marketplace LP
   serves as an operational alternative trading system.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Bryan Christopher Blake (CEO)
   - Gregory Leonard Davies (CFO)
   - David Nolan (CCO)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

UU.   **MATCHNow GP ULC**

1.   *Name:* MATCHNow GP ULC (f/k/a TCM Corp.)
        Address: Suite 2600, Three Bentall Centre, 595
        Burrad St., PO Box 49314, Vancouver, B.C., Canada

2.   Form of organization: Unlimited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
        Incorporated under the British Columbia Business Corporations Act on November
        4, 2020

4.   *Brief description of nature and extent of affiliation*: MATCHNow GP ULC (f/k/a
        TCM Corp.) is owned by Cboe Canada Holdings, ULC, a subsidiary of Omicron
        Acquisition Corp., which is wholly-owned subsidiary of Bats Global Markets
        Holdings.

5.   *Brief description of business or functions:* MATCHNow GP ULC (f/k/a TCM
        Corp.) helps support an operational alternative trading system.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • Bryan Christopher Blake
        • Bryan Harkins

        Current Officers
        • Bryan Christopher Blake (CEO)
        • Gregory Leonard Davies (CFO)
        • David Nolan (CCO)

10.   *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

VV. **Cboe Netherlands Services Company B.V**

1. *Name*: Cboe Netherlands Services Company B.V.
   Address: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2. *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered with the Dutch Chamber of Commerce on October 12, 2020.

4. *Brief description of nature and extent of affiliation*: Cboe Netherlands Services Company B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Netherlands Services Company B.V. business is broad; providing technical support, operational support, managerial services, and other businesses that may be ancillary or useful for the above operations.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ruben Hilhorst
   - Dave Howson

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

WW. <u>BIDS Holdings GP LLC</u>

1. *Name*: BIDS Holdings GP LLC
   Address: 101 Park Avenue, New York, NY 10178

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings GP LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Bryan Harkins (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

XX. **BIDS Holdings LP**

1. *Name*: BIDS Holdings LP
   Address: 101 Park Avenue, New York, NY 10178

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Holdings LP is a
   wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which limited partnership may be
   organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors

   Current Officers
   - Bryan Harkins (President)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

YY. <u>BIDS Trading, LP</u>

1. *Name*: BIDS Trading, LP
   Address: 101 Park Avenue, New York, NY 10178

2. *Form of organization*: Limited Partnership

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered in the state of Delaware on June 14, 2006.

4. *Brief description of nature and extent of affiliation*: BIDS Trading, LP is a subsidiary of BIDS Holdings LP, which is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized to develop a securities trading platform and other products that will enhance the range of services available to the limited partners of the Limited Partner and their respective clients and enhance efficiencies for and reduce the costs of such services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Bryan Harkins (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

ZZ.   BIDS Global Services, LLC

1.   *Name*: BIDS Global Services, LLC
       Address: 101 Park Avenue, New York, NY 10178

2.   *Form of organization*: Limited Liability Company

3.   *Name of state, statute under which organized and date of incorporation*:
       Incorporated and registered in the state of Delaware on September 20, 2016.

4.   *Brief description of nature and extent of affiliation*: BIDS Global Services, LLC is
       a wholly-owned subsidiary of Cboe Global Markets, Inc.

5.   *Brief description of business or functions:* The Company is organized for the
       purpose of engaging in any lawful activity for which limited liability companies
       may be organized under the Act.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: No changes.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors

       Current Officers
       • Bryan Harkins (President)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

AAA. <u>BIDS Trading Technologies, Ltd.</u>

1. *Name*: BIDS Trading Technologies, Ltd.
   Address: 101 Park Avenue, New York, NY 10178

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated and registered under the Business Corporations Act in British Columbia Canada on September 2, 2009.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Technologies, Ltd. is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Bryan Harkins

   <u>Current Officers</u>
   - Sik Ngai (President & Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BBB. <u>BIDS Trading Limited</u>

1. *Name*: BIDS Trading Limited
    Address: 20-22 Bedford Row, London, WC1R 4JS, United Kingdom

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated in England and Wales under the Companies Act 2006 on May 12, 2015.

4. *Brief description of nature and extent of affiliation*: BIDS Trading Limited is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    <u>Current Directors</u>
    *   Bryan Harkins
    *   Marybeth Shay
    *   Simon Monson

    <u>Current Officers</u>
    *   Jordan Trust Company (Company Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CCC. <u>Cboe Data and Access Solutions China, LLC</u>

1. *Name*: Cboe Data and Access Solutions China, LLC
   Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was formed as a subsidiary of Cboe Data Services, LLC.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which private companies may be organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Kevin Carrai (Vice President)
   - Catherin Clay (Vice President)
   - Jill Griebenow (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DDD. Cboe Fixed Income Markets, LLC

1. *Name*: Cboe Fixed Income Markets, LLC
    Address: 1209 Orange Street, Wilmington, Delaware 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Delaware under Section 101 of the General Corporation Law of
    the State of Delaware on May 25, 2021.

4. *Brief description of nature and extent of affiliation*: Cboe Data Services was
    formed as a subsidiary of Bats Global Markets Holdings, Inc.

5. *Brief description of business or functions:* The Company is organized for the
    purpose of engaging in any lawful activity for which private companies may be
    organized under the act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors

    Current Officers
    - Jonathan Weinberg (President)
    - Bryan Harkins (Vice President)
    - J. Patrick Sexton (Secretary)
    - Lisa Shemie (Vice President)
    - Vivian You (Vice President)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

EEE. <u>**Cboe ETF.com, Inc.**</u>

1. *Name*: Cboe ETF.com, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on March 28, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe ETF.com, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe ETF.com, Inc. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable

8. *Copy of existing by-laws*: Not applicable

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of February 5, 2021 Cboe ETF.com, Inc. is no longer associated with Cboe EDGA Exchange, Inc.

FFF.   **IndexPubs S.A.**

1.   *Name*: IndexPubs S.A.
     Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2.   *Form of organization*: Corporation (Soceidad Anonima or S.A.).

3.   *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4.   *Brief description of nature and extent of affiliation*: IndexPubs S.A. is owned 0.1% by Fernando Rivera and 99.9% by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.   *Brief description of business or functions*: IndexPubs S.A. is a media company providing ETF data, news and analysis.

6.   *Copy of constitution*: Not applicable.

7.   *Copy of articles of incorporation or association and amendments*: Not applicable.

8.   *Copy of existing by-laws*: Not applicable.

9.   *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of February 5, 2021 Cboe ETF.com, Inc. is no longer associated with Cboe EDGA Exchange, Inc.

Form 1, Exhibit C Index of Attachments

- A   Bats Global Markets Holdings, Inc.

- B   Direct Edge LLC

- C   Cboe BZX Exchange, Inc.

- D   Cboe BYX Exchange, Inc.

- E   Cboe EDGX Exchange, Inc.

- F   Cboe Exchange, Inc.

- G   Cboe C2 Exchange, Inc.

- H   Cboe Trading, Inc.

- I   Omicron Acquisition Corp.

- J   Cboe FX Holdings, LLC

- K   Cboe FX Markets, LLC

- L   Cboe FX Services, LLC

- M   Cboe FX Europe Limited

- N   Cboe FX Asia Pte. Limited

- O   Cboe Europe Limited

- P   Cboe Chi-X Europe Limited

- Q   Cboe SEF, LLC

- R   Cboe Worldwide Holdings Limited

- S   Cboe Global Markets, Inc.

- T   Cboe Futures Exchange, LLC

- U   Cboe Building Corporation

- V   Cboe, LLC

- W   Cboe III, LLC

- X   Cboe Bats, LLC

- Y   Cboe Livevol, LLC

- Z   Cboe UK Limited

- AA   Cboe Vest, LLC

- BB   Loan Markets, LLC

- CC   Cboe Data Services, LLC

- DD   Signal Trading Systems, LLC

- EE   Cboe Vest Group Inc.

- FF   Cboe Hong Kong Limited

- GG   Cboe Silexx, LLC

- HH   Digital Asset Benchmark Administration, LLC

- II   CBOE Europe B.V.

- JJ   Cboe Off-Exchange Services, LLC

- KK   Cboe Global Indices, LLC

- LL   Cboe Europe Indices Limited

- MM   Cboe Switzerland GmbH

- NN   Hanweck Associates, LLC

- OO   Hanweck Associates Pte. Ltd.

- PP   Hanweck Associates Limited

- QQ   Cboe Europe Indices B.B.

- RR   Cboe Canada Holdings, ULC

- SS   European Central Counterparty N.V.

- TT   TriAct Canada Marketplace LP

- UU   MATCHNow GP ULC (f/k/a TCM Corp.)

- VV   Cboe Netherlands Services Company B.V.

- WW   BIDS Holdings GP LLC

- XX   BIDS Holdings LP

- YY   BIDS Trading, LP

- ZZ   BIDS Global Services, LLC

- AAA   BIDS Trading Technologies, Ltd.

- BBB   BIDS Trading Limited

- CCC   Cboe Data and Access Solutions China, LLC (see attached)

- DDD   Cboe Fixed Income Markets, LLC (see attached)

CCC   Cboe Data and Access Solutions China, LLC



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "CBOE DATA AND ACCESS SOLUTIONS CHINA, LLC", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF MAY, A.D. 2021, AT 5:41 O`CLOCK P.M.



_____
Jeffrey W. Bullock, Secretary of State

5945394 8100
SR# 20212085973

Authentication: 203296885
Date: 05-26-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF FORMATION

OF

CBOE DATA AND ACCESS SOLUTIONS CHINA, LLC

This Certificate of Formation of Cboe Data and Access Solutions China, LLC (the "Company"), dated as of May 25, 2021, is being duly executed and filed by Cboe Data Services, LLC to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

1. The name of the limited liability company formed hereby is Cboe Data and Access Solutions China, LLC.

2. The address of the registered office of the Company in the State of Delaware is c/o "The Corporation Trust Company", 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of the registered agent of the Company at such address is "The Corporation Trust Company".

3. This Certificate of Formation shall be effective upon filing.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Cboe Data and Access Solutions China, LLC this 25th day of May, 2021.

Cboe Data Services, LLC

By: _____

Name: Edward T. Tilly

Title: President and Chief Executive Officer

LIMITED LIABILITY COMPANY AGREEMENT

OF

CBOE DATA AND ACCESS SOLUTIONS CHINA, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement"), dated as of the 25 day of May, 2021, is entered into by and between Cboe Data and Access Solutions China, LLC, a limited liability company organized under the laws of the State of Delaware (the "Company"), and Cboe Data Services, LLC a limited liability company organized under the laws of the State of Delaware (the "Sole Member").

W I T N E S S E T H :

WHEREAS, the Company was formed on May 25, 2021, pursuant to the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), as amended from time to time (the "Act"), by filing with the Secretary of State of the State of Delaware the Certificate of Formation of the Company; and

WHEREAS, the Sole Member desires to participate in such a limited liability company for the purpose of engaging in any act or activity for which limited liability companies may be organized under the Act, in accordance with the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto do hereby mutually covenant and agree as follows:

1.   Name. The name of the limited liability company is Cboe Data and Access Solutions China, LLC.

2.   Purpose. The Company is organized for the purpose of engaging in any lawful act or activity for which limited liability companies may be organized under the Act, in accordance with this Agreement.

3.   Management. The right and power to manage and control the business and affairs of the Company shall be vested exclusively in the Sole Member, and the Sole Member shall have the exclusive right and power, in the name of the Company, to perform all acts and do all things which, in its sole discretion, it deems necessary or desirable to conduct the business of the Company.

4.   Officers. (a) The day-to-day administration of the business of the Company shall be carried out by persons who may be designated as officers (each an "Officer") as and to the extent authorized by the Sole Member. The Officers of the Company shall have such titles and powers and perform such duties as shall be determined from time to time by the

Sole Member and otherwise as shall customarily pertain to such offices. Any number of offices may be held by the same person.

(b)   The following persons shall be, and each of them hereby is, (i) appointed to serve as all of the Officers of the Company, to hold the office set forth opposite their names until their successors shall have been duly elected or appointed and shall qualify, or as otherwise provided in this Agreement; and (ii) approved by the Sole Member to act on behalf of the Company in accordance with Section 4(a):

Carrai, Kevin	Vice President
Clay, Catherine	Vice President
Griebenow, Jill	Vice President
Isaacson, Christopher A.	Vice President
Mitchell, Emily	Vice President
Schell, Brian N.	Treasurer
Sexton, J. Patrick	Secretary
Tilly, Edward T.	President and Chief Executive Officer

5.   Appointments to Other Entities. To the extent the Company is entitled to appoint or nominate any individual to the board of directors (or similar governing body) of any subsidiary of the Company or other entity, such appointment or nomination shall be made by an Officer of the Company or the Sole Member.

6.   Principal Place of Business; Registered Office and Agent. The Company may establish any place of business as the Sole Member may from time to time deem advisable. The registered agent and registered office of the Company in the State of Delaware shall be as specified in the Company's Certificate of Formation. The Sole Member may, at any time, designate another registered agent and/or registered office of the Company and may amend the Certificate of Formation of the Company to reflect such designation without the consent of any other person or entity.

7.   Fiscal Year. The fiscal year of the Company shall be the calendar year, except for the short taxable years in the years of the Company's formation and termination and as otherwise required by the Internal Revenue Code of 1986 (26 U.S.C.A. § 1, et seq.), as amended from time to time (the "Code").

8.   U.S. Federal Income Tax. The Company is a domestic entity with a single owner and is to be disregarded as a separate entity for U.S. federal income tax purposes as provided in Treas. Reg. § 7701-3. The Company's books of account shall be maintained on a basis consistent with such treatment and on the same basis utilized in preparing the Sole Member's U.S. federal income tax return. The Sole Member shall take all reasonable action, including the amendment of this Agreement and the execution of other documents, as may reasonably required in order for the Company to be disregarded as a separate entity for U.S. federal income tax purposes. The Sole Member shall maintain the records of the Company for at least three (3) years following the termination of the Company. The term "Treas. Reg." shall mean the final, proposed or temporary income tax regulations promulgated under the Code and

effective as of the date hereof. Such term shall include any future amendments or proposed amendments to such regulations and any corresponding provisions of succeeding regulations.

9. <u>Dissolution</u>. The Company shall dissolve, and its affairs shall be wound up upon the election by the Sole Member so to dissolve, liquidate and terminate the Company. Notwithstanding anything to the contrary contained herein, the bankruptcy, liquidation, dissolution or expulsion of the Sole Member, or the occurrence of any other event which terminates the continued membership of the Sole Member in the Company, shall not cause the dissolution of the Company.

10. <u>Filings</u>. (a) The Certificate of Formation was filed with the Secretary of State of Delaware on May 25, 2021, by an "authorized person" within the meaning of the Act, and the Sole Member hereby ratifies and approves such filing. The Sole Member shall use its commercially reasonable efforts to cause amendments to the Certificate of Formation to be executed and filed whenever required by the Act.

(b) The Sole Member shall use its commercially reasonable efforts to take such other actions as may be reasonably necessary to perfect and maintain the status of the Company as a limited liability company under the laws of the State of Delaware.

(c) The Sole Member shall cause the Company to be qualified, formed or registered under assumed or fictitious name statutes or similar laws in any jurisdiction in which the Company transacts business in which such qualification, formation or registration is required or desirable. The Sole Member shall cause the Company to execute, deliver and file any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

11. <u>Capital Contributions</u>. The capital contributions of the Sole Member shall be reflected on the books and records of the Company. The Sole Member shall not be required to make any additional capital contribution to the Company without its consent. The Sole Member may make additional capital contributions to the Company in its sole discretion.

12. <u>Distributions</u>. Distributions shall be made to the Sole Member at the times and in the aggregate amounts determined by the Sole Member in its sole discretion.

13. <u>Limitation on Liability of the Sole Member</u>. The Sole Member shall not be bound by, or be personally liable for, by reason of being a manager or member of the Company, a judgment, decree or order of a court or in any other manner, for the expenses, liabilities or obligations of the Company, and the liability of the Sole Member shall be limited solely to the amount of its capital contributions.

14. <u>Indemnification</u>.

(a) *Limited Liability Generally*. Except as otherwise expressly required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and the Sole Member, officers, employees and agents of the Company shall not be obligated

personally for any such debt, obligation or liability of the Company solely by reason of being a member, officer, employee or agent of the Company.

(b)   *Exculpation*. None of the Sole Member nor any officer nor member of a committee of the Company (each, a "Covered Person") shall be liable to the Company or any other person or entity who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement; provided that a Covered Person shall be liable for any such loss, damage or claim incurred if such Covered Person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law.

(c)   *Indemnification of Sole Member and Officers*. The Company shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any Covered Person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a Covered Person, or, while a Covered Person, is or was serving at the request of the Company as a director or officer, employee or agent of another company, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including reasonable attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 14(d), the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Sole Member.

(d)   *Advancement of Expenses*. Expenses (including reasonable attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Company in advance of the final disposition of such proceeding; provided, however, that the Company shall not be required to advance any expenses to a person against whom the Company directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Section 14.

(e)   *Enforcement*. If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this

Section 14 is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Company shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(f)   *Deemed Contract*. The provisions of this Section 14 shall be deemed to be a contract between the Company and each Covered Person who serves in any such capacity at any time while this Section 14 is in effect, and any repeal or modification of any applicable law or of this Section 14 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(g)   *Indemnification of Employees and Agents*. Persons not expressly covered by the foregoing provisions of this Section 14, including without limitation those (i) who are or were employees or agents of the Company, or are or were serving at the request of the Company as employees or agents of another company, partnership, joint venture, trust or other enterprise, or (ii) who are or were directors, officers, employees or agents of a constituent company absorbed in a consolidation or merger in which the Company was the resulting or surviving company, or who are or were serving at the request of such constituent company as directors, officers, employees or agents of another company, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the Sole Member. The Sole Member may also enter into separate and/or additional documents with any Covered Person or any other person which may have the effect of granting additional indemnification rights, and/or establishing additional rights, or altering or supplementing the terms of this Section 14 without the consent of any other person.

(h)   *Nonexclusivity of Rights*. The rights conferred on any Covered Person by this Section 14 shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a member, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(i)   *Collateral Source Recovery*. The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another company, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other company, partnership, joint venture, trust, enterprise or non-profit entity.

(j)   *Repeal or Modification*. Any repeal or modification of the foregoing provisions of this Section 14 shall not adversely affect any right or protection hereunder

of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(k)   *Insurance*. The Company may purchase and maintain insurance, at its expense, to protect itself and the Sole Member, and any officer, manager, trustee, employee or agent of the Company or, at its request, as a director, officer, employee or agent of another company, partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

15.   <u>Governing Law</u>.   This Agreement, including its existence, validity, construction and operating effect shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law.   The Company is formed as a limited liability company under the laws of the State of Delaware pursuant to the Act, and the rights and liabilities of the Sole Member shall be as provided therein, except as herein otherwise expressly provided.

16.   <u>Amendments</u>. This Agreement may only be amended by a writing duly signed by the Company and the Sole Member.

*   *   *

IN WITNESS WHEREOF, the Sole Member and the Company have entered into this Agreement as of the day and year first above written.

CBOE DATA SERVICES, LLC

By: _____
       Name: Edward T. Tilly
       Title: President and Chief Executive Officer

CBOE DATA AND ACCESS SOLUTIONS CHINA, LLC

By: _____
       Name: Edward T. Tilly
       Title: President and Chief Executive Officer

DDD   Cboe Fixed Income Markets, LLC



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF FORMATION OF "CBOE FIXED INCOME

MARKETS, LLC", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF

MAY, A.D. 2021, AT 5:36 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

5945381 8100
SR# 20212085969

Authentication: 203316670
Date: 05-28-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF FORMATION

OF

CBOE FIXED INCOME MARKETS, LLC

This Certificate of Formation of Cboe Fixed Income Markets, LLC (the "Company"), dated as of May 25, 2021, is being duly executed and filed by Bats Global Markets Holdings, Inc. to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

1. The name of the limited liability company formed hereby is Cboe Fixed Income Markets, LLC.

2. The address of the registered office of the Company in the State of Delaware is c/o "The Corporation Trust Company", 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of the registered agent of the Company at such address is "The Corporation Trust Company".

3. This Certificate of Formation shall be effective upon filing.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Cboe Fixed Income Markets, LLC this 25 day of May, 2021.

Bats Global Markets Holdings, Inc.
Member

By: _____
Name: Edward T. Tilly
Title: President and Chief Executive Officer

LIMITED LIABILITY COMPANY AGREEMENT

OF

CBOE FIXED INCOME MARKETS, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement"), dated as of the 25 day of May, 2021, is entered into by and between Cboe Fixed Income Markets, LLC, a limited liability company organized under the laws of the State of Delaware (the "Company"), and Bats Global Markets Holdings, Inc. a corporation organized under the laws of the State of Delaware (the "Sole Member").

W I T N E S S E T H :

WHEREAS, the Company was formed on May 25, 2021, pursuant to the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), as amended from time to time (the "Act"), by filing with the Secretary of State of the State of Delaware the Certificate of Formation of the Company; and

WHEREAS, the Sole Member desires to participate in such a limited liability company for the purpose of engaging in any act or activity for which limited liability companies may be organized under the Act, in accordance with the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto do hereby mutually covenant and agree as follows:

1. Name. The name of the limited liability company is Cboe Fixed Income Markets, LLC.

2. Purpose. The Company is organized for the purpose of engaging in any lawful act or activity for which limited liability companies may be organized under the Act, in accordance with this Agreement.

3. Management. The right and power to manage and control the business and affairs of the Company shall be vested exclusively in the Sole Member, and the Sole Member shall have the exclusive right and power, in the name of the Company, to perform all acts and do all things which, in its sole discretion, it deems necessary or desirable to conduct the business of the Company.

4. Officers. (a) The day-to-day administration of the business of the Company shall be carried out by persons who may be designated as officers (each an "Officer") as and to the extent authorized by the Sole Member. The Officers of the Company shall have such titles and powers and perform such duties as shall be determined from time to time by the

Sole Member and otherwise as shall customarily pertain to such offices. Any number of offices may be held by the same person.

(b) The following persons shall be, and each of them hereby is, (i) appointed to serve as all of the Officers of the Company, to hold the office set forth opposite their names until their successors shall have been duly elected or appointed and shall qualify, or as otherwise provided in this Agreement; and (ii) approved by the Sole Member to act on behalf of the Company in accordance with Section 4(a):

Harkins, Bryan	Vice President
Sexton, J. Patrick	Secretary
Shemie, Lisa	Vice President
Weinberg, Jonathan	President
Yiu, Vivian	Vice President

5. Appointments to Other Entities. To the extent the Company is entitled to appoint or nominate any individual to the board of directors (or similar governing body) of any subsidiary of the Company or other entity, such appointment or nomination shall be made by an Officer of the Company or the Sole Member.

6. Principal Place of Business; Registered Office and Agent. The Company may establish any place of business as the Sole Member may from time to time deem advisable. The registered agent and registered office of the Company in the State of Delaware shall be as specified in the Company's Certificate of Formation. The Sole Member may, at any time, designate another registered agent and/or registered office of the Company and may amend the Certificate of Formation of the Company to reflect such designation without the consent of any other person or entity.

7. Fiscal Year. The fiscal year of the Company shall be the calendar year, except for the short taxable years in the years of the Company's formation and termination and as otherwise required by the Internal Revenue Code of 1986 (26 U.S.C.A. § 1, et seq.), as amended from time to time (the "Code").

8. U.S. Federal Income Tax. The Company is a domestic entity with a single owner and is to be disregarded as a separate entity for U.S. federal income tax purposes as provided in Treas. Reg. § 7701-3. The Company's books of account shall be maintained on a basis consistent with such treatment and on the same basis utilized in preparing the Sole Member's U.S. federal income tax return. The Sole Member shall take all reasonable action, including the amendment of this Agreement and the execution of other documents, as may reasonably required in order for the Company to be disregarded as a separate entity for U.S. federal income tax purposes. The Sole Member shall maintain the records of the Company for at least three (3) years following the termination of the Company. The term "Treas. Reg." shall mean the final, proposed or temporary income tax regulations promulgated under the Code and effective as of the date hereof. Such term shall include any future amendments or proposed amendments to such regulations and any corresponding provisions of succeeding regulations.

9.   Dissolution. The Company shall dissolve, and its affairs shall be wound up upon the election by the Sole Member so to dissolve, liquidate and terminate the Company. Notwithstanding anything to the contrary contained herein, the bankruptcy, liquidation, dissolution or expulsion of the Sole Member, or the occurrence of any other event which terminates the continued membership of the Sole Member in the Company, shall not cause the dissolution of the Company.

10.   Filings. (a)   The Certificate of Formation was filed with the Secretary of State of Delaware on May 25, 2021, by an "authorized person" within the meaning of the Act, and the Sole Member hereby ratifies and approves such filing. The Sole Member shall use its commercially reasonable efforts to cause amendments to the Certificate of Formation to be executed and filed whenever required by the Act.

(b)   The Sole Member shall use its commercially reasonable efforts to take such other actions as may be reasonably necessary to perfect and maintain the status of the Company as a limited liability company under the laws of the State of Delaware.

(c)   The Sole Member shall cause the Company to be qualified, formed or registered under assumed or fictitious name statutes or similar laws in any jurisdiction in which the Company transacts business in which such qualification, formation or registration is required or desirable. The Sole Member shall cause the Company to execute, deliver and file any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

11.   Capital Contributions. The capital contributions of the Sole Member shall be reflected on the books and records of the Company. The Sole Member shall not be required to make any additional capital contribution to the Company without its consent. The Sole Member may make additional capital contributions to the Company in its sole discretion.

12.   Distributions. Distributions shall be made to the Sole Member at the times and in the aggregate amounts determined by the Sole Member in its sole discretion. Any distributions shall be subject to the requirements of SEC Rule 15c3-1 and applicable law and any distribution will not be made if it would cause the Company to violate SEC Rule 15c3-1 or applicable law.

13.   Limitation on Liability of the Sole Member. The Sole Member shall not be bound by, or be personally liable for, by reason of being a manager or member of the Company, a judgment, decree or order of a court or in any other manner, for the expenses, liabilities or obligations of the Company, and the liability of the Sole Member shall be limited solely to the amount of its capital contributions.

14.   Indemnification.

(a)   *Limited Liability Generally*. Except as otherwise expressly required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and the Sole Member, officers, employees and agents of the Company shall not be obligated

personally for any such debt, obligation or liability of the Company solely by reason of being a member, officer, employee or agent of the Company.

(b) *Exculpation*. None of the Sole Member nor any officer nor member of a committee of the Company (each, a "Covered Person") shall be liable to the Company or any other person or entity who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement; provided that a Covered Person shall be liable for any such loss, damage or claim incurred if such Covered Person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law.

(c) *Indemnification of Sole Member and Officers*. The Company shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any Covered Person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a Covered Person, or, while a Covered Person, is or was serving at the request of the Company as a director or officer, employee or agent of another company, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including reasonable attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 14(d), the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Sole Member.

(d) *Advancement of Expenses*. Expenses (including reasonable attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Company in advance of the final disposition of such proceeding; provided, however, that the Company shall not be required to advance any expenses to a person against whom the Company directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Section 14.

(e) *Enforcement*. If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this

Section 14 is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Company shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(f)   *Deemed Contract*. The provisions of this Section 14 shall be deemed to be a contract between the Company and each Covered Person who serves in any such capacity at any time while this Section 14 is in effect, and any repeal or modification of any applicable law or of this Section 14 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(g)   *Indemnification of Employees and Agents*. Persons not expressly covered by the foregoing provisions of this Section 14, including without limitation those (i) who are or were employees or agents of the Company, or are or were serving at the request of the Company as employees or agents of another company, partnership, joint venture, trust or other enterprise, or (ii) who are or were directors, officers, employees or agents of a constituent company absorbed in a consolidation or merger in which the Company was the resulting or surviving company, or who are or were serving at the request of such constituent company as directors, officers, employees or agents of another company, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the Sole Member. The Sole Member may also enter into separate and/or additional documents with any Covered Person or any other person which may have the effect of granting additional indemnification rights, and/or establishing additional rights, or altering or supplementing the terms of this Section 14 without the consent of any other person.

(h)   *Nonexclusivity of Rights*. The rights conferred on any Covered Person by this Section 14 shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a member, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(i)   *Collateral Source Recovery*. The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another company, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other company, partnership, joint venture, trust, enterprise or non-profit entity.

(j)   *Repeal or Modification*. Any repeal or modification of the foregoing provisions of this Section 14 shall not adversely affect any right or protection hereunder

of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(k)   *Insurance*. The Company may purchase and maintain insurance, at its expense, to protect itself and the Sole Member, and any officer, manager, trustee, employee or agent of the Company or, at its request, as a director, officer, employee or agent of another company, partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

15.   <u>Governing Law</u>.   This Agreement, including its existence, validity, construction and operating effect shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law.   The Company is formed as a limited liability company under the laws of the State of Delaware pursuant to the Act, and the rights and liabilities of the Sole Member shall be as provided therein, except as herein otherwise expressly provided.

16.   <u>Amendments</u>. This Agreement may only be amended by a writing duly signed by the Company and the Sole Member.

<p style="text-align:center">*   *   *</p>

IN WITNESS WHEREOF, the Sole Member and the Company have entered into this Agreement as of the day and year first above written.

BATS GLOBAL MARKETS HOLDINGS, INC.

By: _____
      Name: Edward T. Tilly
      Title: President and Chief Executive Officer

CBOE FIXED INCOME MARKETS, LLC

By: _____
      Name: Jonathan Weinberg
      Title: President